Exhibit 99.1

AirNet Announces Receipt of Deficiency Letter from Nasdaq

BEIJING, January 5, 2023 (GLOBE NEWSWIRE) -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (the “Company”) (Nasdaq: ANTE), today announced that it received a notification letter dated December 29, 2023 (the “Deficiency Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5550(b)(1) for continued listing due to its failure to maintain a minimum of $2.5 million in stockholders’ equity. In the Company’s Form 6-K dated December 28, 2023, the Company reported a negative stockholders’ equity of approximately $25.3 million. Nasdaq also determined that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations for continued listing.

The Deficiency Letter does not result in the immediate delisting of the Company’s ordinary shares represented by American depositary shares on the Nasdaq Capital Market. The Company has 45 calendar days from the date of the Deficiency Letter, or until February 12, 2024, to submit a plan (the “Compliance Plan”) to Nasdaq to regain compliance with the minimum stockholders’ equity standard. If the Compliance Plan is accepted by Nasdaq, the Company may be granted a compliance period of up to 180 calendar days from the date of the Deficiency Letter to evidence compliance.

The Company’s management is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to submit the Compliance Plan as soon as practicable. This announcement is made in compliance with the Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Linda Wang

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com